June 6, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

Re:	Myomo, Inc. Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed March 28, 2017
File No. 024-10662

Dear Ms. Ravitz:

On behalf of Myomo, Inc. (the “Company”), I hereby request re-qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on Thursday, June 8, 2017, or as soon thereafter as is practicable.

Please contact David N. Feldman of Duane Morris LLP at (212) 692-1036 with any questions.  Also, please notify Mr. Feldman when this request for qualification has been granted.

Sincerely,

/s/ Paul R. Gudonis
Paul R. Gudonis Chairman, Chief Executive Officer and President

cc: David N. Feldman, Duane Morris LLP